SHADOW MARKETING INC.
                             17365 S.W. 13th Street
                          Pembroke Pines, Florida 33029
                            Telephone: (954)562-3017
                                Fax:(954)430-8789

March 20, 2009

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-3561

Attention: Michelle Lacko, Staff Attorney

Dear Sirs:

Re: Post-Effective Amendment to Form S-1 - File Number 333-131168

Further to your letter dated March 19, 2009 regarding our post-effective amendment to our registration statement on Form SB-2 on Form S-1, we have filed post-effective amendment No. 4 herewith in order to address your comments. We also reply to those comments as follows:

General

1. We note that shares of your stock have recently traded over-the-counter at $0.46 per share. Please advise us whether your company is still a shell company without any significant assets or operations or update your filing to disclose that you have ceased to be a shell company and provide additional disclosure regarding your business.

     According to the OTC Bulletin Board website, our shares of common stock have not traded since early 2007 when 5,000 shares were traded at $0.46.

     As disclosed in the post-effective amendment, our company is still a shell company with only nominal assets.

Risk Factors, page 4

2. We note your disclosure in your Financial Statements and Notes to Financial Statements that as of December 31, 2008, there was $40,209 due to an officer and director of the company. Please create a risk factor to discuss the risks associated with this loan, including the fact that the loan is due on demand and any provisions relating to amending the loan agreement. Also, please disclose the information required by Item 404(d) of Regulation S-K regarding this loan under the heading Certain Relationships and Related Transactions on page 23.

     We have added a risk factor discussing the risks associated with the loan from our director and officer. We have also disclosed the details of this loan in the Certain Relationships and Related Transactions section of our post-effective amendment.

Plan of Operations, page 19

3. We note your disclosure that although you anticipate expenses of approximately $60,000 for the next 12 months, you had only $2,318 in cash as of December 31, 2008. Please revise significantly to provide additional disclosure with regard to your plan of operations, first for the next twelve months and, then, to the point of generating revenues. Discuss each of your planned activities, each material event or step required to pursue each of your planned activities, including raising additional funds, and discuss the manner in which you intend to conduct your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step.

     We have revised our Plan of Operations to describe in detail regarding our planned activities, material steps, the raising of additional funds and the manner in which we plan to conduct our business thereafter. We have also disclosed the estimated costs and the approximate timetable for beginning and completing each step.

Yours truly,

SHADOW MARKETING INC.


PER: /s/ Chris Paterson
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CHRIS PATERSON
Director